

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 30, 2008

Mr. Richard T. O'Brien
President and Chief Executive Officer
Newmont Mining Corporation
1700 Lincoln Street
Denver, CO 80203

> **Re:** **Newmont Mining Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 21, 2008**
> **File No. 1-31240**

Dear Mr. O'Brien:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2007 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

 Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.   With future filings, please file the Indonesian Contract of Work as an exhibit.

2.   In future filings, please provide the information required by Item 701 of Regulation S-K. In this regard, we note that in July of 2007, you conducted the private sale of a convertible note.

3.   In future filings, please discuss the competitive conditions affecting your business, including the markets in which you compete and your competitive position in such markets. See Item 101(b)(x) of Regulation S-K.

Risk Factors, page 9

4.   In future filings, please disaggregate the risks associated with your operations in various geographic areas in order to highlight for investors the material risks to your operations within specific locations at a given point in time. In this regard, the risk associated with operations in Indonesia, inclusive of the risks associated with disputes under the Contract of Work and the Batu Hijau mine permitting process, should be disaggregated from the risks associated with your operations in Peru.

5.   In future filings, please discuss in a risk factor the risks associated with your debt position as of December 31, 2007. In this regard, we note that as of December 31, 2007, you had a total debt of $2,938 million.

Increased Costs Could Affect Profitability, page 10

6.   In future filings, please expand the risk factor to address the fact that your results for 2007 were affected by cost increases, as discussed on page 37 under the MD&A.

 "Certain Factors Outside our Control …," page 15

7.   In future filings, further tailor your risk factor discussion to identify the material risks associated with impairment of goodwill for a given segment in a given year. In this regard, we note that you recorded an impairment charge of $1,122 million for fiscal 2007 for the Exploration Segment.

Properties, page 17

Batu Hijau, Indonesia, page 21

8.   In future filings, briefly explain what a carried interest represents. We note that you indicate that the remaining 20% interest in PTNNT is owned by P.T. Pukuafu Indah and that the interest is a carried interest.

Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Liquidity, page 39

9.   In future filings, please discuss how you expect to fund the planned capital expenditures.

Critical Accounting Policies

Exploration Segment Goodwill, page 42

10.   We note from your disclosure on page 43 that "…the Exploration Segment's estimated fair value was negligible." Please provide us a copy of your Exploration Segment's impairment analysis for the year ended December 31, 2007.

Merchant Banking Goodwill, page 43

11.   You disclose that in June 2007 you approved a plan to cease Merchant Banking activities, and as a result, you recorded a $1,665 million non-cash charge to impair the goodwill associated with the Merchant Banking segment. The disclosure from page 41 of your Form 10-K for the fiscal year ended December 31, 2006, states you "…concluded that the fair value of the Merchant Banking Segment was significantly in excess of its carrying value as of December 31, 2006." We also note from page 41 of your Form 10-K for the fiscal year ended December 31, 2006, that the terminal value of the Equity Portfolio of the Merchant Banking Segment was $5,400 million. Given the above statements, please tell us what specific events transpired from December 31, 2006, to June 2007 that resulted in you concluding the value of the Merchant Banking segment had decreased, such that you would not be able to realize the terminal value you disclosed in your prior period filing.

12.   Please provide us a copy of your Merchant Banking Segment's impairment analysis as of the time you approved the plan to cease Merchant Banking activities.

Results of Consolidated Operations, page 55

13.   We note from your table on page 55, that the amount of gold ounces, and copper pounds sold for Yanacocha, Batu Hijau and other, includes the minority interests' share. Please clarify if the amount of costs applicable to sales (per ounce) includes only your share of costs, or if it also includes the minority interests' share of costs.

Financing Activities, page 69

14.   In future filings, please discuss how you used or intend to use the proceeds from the sale of the $1,150 million convertible note.

Notes to Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies

Principles of Consolidation, page 86

15.   We note your disclosure that you have identified NTP as a VIE, and fully consolidate Batu Hijau in your consolidated financial statements. Please tell us and disclose if you believe the repayment of the loan by PTPI, and the reduction in your economic interest to 45% is a reconsideration event described in paragraph seven of FIN 46(R). If so, please disclose if you continue to believe NTP is a VIE, and whether, under the provisions of FIN 46(R), you are still required to consolidate Batu Hijau.

Note 3 Price-Capped Forward Sales Contracts, page 99

16.   We note your disclosure that in June 2007 you paid $578 million to settle all your price-capped forward sales contracts that were previously accounted for as normal sales contracts under SFAS 133. Please tell us if you have any other contracts with which you apply the normal purchase/normal sales exception described in paragraph 10.b. of SFAS 133. If remaining contracts exist, please provide us with an analysis of the contracts by type and amount.

Please also tell us whether you have considered if your net settlement of certain normal purchase/normal sale contracts in 2007 impacts your ability to apply paragraph 10b of SFAS 133 for any existing similar contracts or any similar contracts you enter into in the future..

Definitive Proxy Statement on Schedule 14A filed February 28, 2008

Granting Stock Options, page 30

17.   It appears that you use the Materials Group as a benchmark to determine stock options awards. In future filings, please discuss the reasons for not discussing the Materials Group in Competitive Benchmarking Analysis and Peers on page 20.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Melissa Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director